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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

/X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K / / Form 10-Q and Form 10-QSB

     For Period Ended: December 31, 1999

     / / Transition Report on Form 10-K

     / / Transition Report on Form 20-F

     / / Transition Report on Form 11-K

     / / Transition Report on Form 10-Q

     / / Transition Report on Form N-SAR

     For the Transition Period Ended:

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I-REGISTRANT INFORMATION

    Full Name of Registrant Precis Smart Card Systems, Inc.
    Former Name if Applicable

    Address of Principal Executive Office (Street and Number)
            11032 Quail Creed Road, Suite 108
    City, State and Zip Code  Oklahoma City, Oklahoma 73120


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PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense:

/X/

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE

State below in reasonable detain the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant became subject to the reporting requirements of the Securities Exchange Act on February 4, 2000, and Registrant failed to authorize commencement of preparation of the audited financial statements of Registrant by its accountant. Furthermore, Registrant's counsel has been unable to complete preparation of the Form 10-KSB in a timely fashion to timely complete and file the Form 10-KSB without unreasonable effort and expense.



PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Larry E. Howell          (405)            292-4900
              (Name)            (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        /X/ Yes    / /  No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        /X/ Yes    / /  No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Precis Smart Card Systems, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


          Date  March 28, 2000                              By/S/LARRY E. HOWELL
                                                              ------------------
                                        Larry E. Howell, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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                            PART IV-OTHER INFORMATION
                                ITEM 3 STATEMENT

Although it is anticipated that Registrant's results of operations for the fiscal year ended December 31, 1995, will significantly change compared fiscal year ended December 31, 1994, because Registrant's results of operations for the 1995 fiscal year has resulted in a substantial increase in the net income of Registrant, which has been determined on an unaudited basis to be approximately $661,000 or $.20 per share, which represents a 137 percent increase in net income resulting from a 38 percent increase in revenues compared to the 1994 fiscal year. Because of the unanticipated financial statements required for preparation and completion of the audited financial statements for fiscal 1995, Registrant is unable to complete the Registrant's Annual Report on Form 10-KSB in a timely fashion.